VIA FACSIMILE and EDGAR

April 1, 2010

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           Duckwall-ALCO Stores, Inc.
Correspondence Dated March 5, 2010 Regarding
Form 10-K for the Year Ended February 1, 2009
Filed April 17, 2009
Form 10-Q for the Period Ended November 1, 2009
Filed December 10, 2009
Form 10-Q for the Period Ended August 2, 2009
Filed September 10, 2009
Form 10-Q for the Period Ended May 3, 2009
Filed June 11, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 8, 2009
File No. 0-20269

Dear Mr. Owings:

Set forth below are the responses of Duckwall-ALCO Stores, Inc.  (the “Company”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings contained in your letter dated March 18, 2010.  For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s response.

General

1.
We note your responses to comments one, six, eight, nine, and 22 in our letter dated January 29, 2010.  In those responses, you state that in future filings you will comply with our comments.  Please provide us with your intended disclosure for your future filings.

Response:  In our response below, we have provided in bold the language of comments one, six, eight, nine, and 22 from the Staff’s comment letter dated January 29, 2010, followed by our response to each such comment, including our intended disclosure for our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and …, page 12

1.
In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.  Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

•
We note the risk factor on page six in which you state that your operations may be affected by general economic conditions and events that reduce consumer spending in the markets you serve.  In your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please include a discussion of the general economic conditions in your markets and describe how you believe these conditions could materially impact your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way in future periods.

•
Under the heading, “Overview,” we note that you continually implement new merchandising and marketing initiatives in an effort to increase your customer traffic and same-store sales, you are adding new items and brands to your assortments, and you have made changes to your advertising program that combines promotional pricing and solution selling.  Please discuss in greater detail your plans for any new merchandising and marketing initiatives, new items and brands, and changes to your advertising in future periods and the impact you reasonably believe these changes will have on your operations going forward.

•
Under the heading, “Expansion Plans,” you state that your continued growth depends on your ability to open and operate new stores on a timely and profitable basis and that you plan to open eight to 12 ALCO stores in fiscal 2010.  Also, you state that you believe that adequate sites are currently available for this expansion, but that the rate of new store openings is subject to various contingencies, including your ability to hire, train, and retain qualified personnel, the availability of capital resources, the successful integration of new stores into existing operations, and the ability of your landlords and developers to find appropriate financing.  Please discuss in greater detail each of these contingencies, your reasonable believe about likelihood of each contingency occurring in future periods, your plans should any or all of the contingencies occur, and the impact the contingencies may have on your expansion plans and operations going forward.

•
In your quarterly report on Form 10-Q for the period ended November 1, 2009, you state that you have completed your store transformation project and the actual store level labor and benefit savings improvement is consistent with expectations, but the shrink improvement is below expectations.  Please disclose the store level labor and benefit savings improvement and the shrink improvement you expected compared to the actual results, how you plan to address the disappointing shrink improvement, if at all, whether you will engage in another store transformation project going forward, and the impact the results of the completed project will have on your operations in future periods.

Response:  As requested by the Staff, with regard to general economic conditions in our markets and how we believe these conditions could materially impact our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way in future periods, an example of the type of future disclosure that the Company currently intends to make is as follows:

Economic Conditions:  The current economic slowdown has caused disruptions and significant volatility in financial markets, increased rates of mortgage loan default and personal bankruptcy, and declining consumer and business confidence, which has led to decreased customer traffic and reduced levels of consumer spending, particularly on discretionary items.  This decline in consumer and business confidence and the decreased levels of customer traffic and consumer spending have negatively impacted our business.  We cannot predict how long the current economically challenging conditions will persist and how such conditions might affect us and our customers.  Decreased customer traffic and reduced consumer spending, particularly on discretionary items, would, however, over an extended period of time negatively affect our financial condition, operating performance, revenues and income.

Response:  As requested by the Staff, with regard to the Company’s merchandising and marketing initiatives, an example of the type of future disclosure that the Company currently intends to make is as follows:

Strategy. The Company’s overall business strategy involves identifying and opening stores in locations that will provide the Company with the highest return on investment.  The Company prefers markets that do not have direct competition from national or regional broad line retail stores. The Company also competes for retail sales with other entities, such as mail order companies, specialty retailers, stores, manufacturer’s outlets and the internet.

The Company uses a variety of broad-based targeted marketing and advertising strategies to reach consumers. These strategies include full-color photography advertising circulars of eight to 20 pages distributed through newspaper insertion or, in the case of inadequate newspaper coverage, through direct mail.  During fiscal 2010, these circulars were distributed 47 times in ALCO markets.  For fiscal 2011, the Company currently intends to distribute these circulars a similar number of times in the ALCO markets.  The Company also uses in-store marketing.  The Company’s merchandising and marketing teams work together to present the products in an engaging and innovative manner, which is coordinated so that it is consistent with the current print advertisements.  The Company regularly changes its banners and in-store promotions, which are advertised throughout the year, to attract consumers to visit the stores, to generate strong customer frequency and to increase average sales per customer.  Net marketing and promotion costs represented approximately 1.0%, 0.8% and 0.9% of net sales in 2010, 2009 and 2008.  Management believes it has developed a comprehensive marketing strategy that will increase customer traffic and same-store sales.  The Company continues to operate as a high low retailer and has included in many of its marketing vehicles cross departmental products.  For example, the Company has used an Elder Care page with over-the-counter products, “as seen on TV” items, and dry meals—all targeting customers who have reached retirement age.  The Company believes that by providing the breadth of these key items to this targeted audience we can serve our customers’ needs more efficiently and garner a greater share of the purchases made by this demographic.  The Company’s ALCO stores offer a broad line of merchandise consisting of approximately 35,000 items, including automotive, candy, crafts, domestics, electronics, fabrics, furniture, hardware, health and beauty aids, housewares, jewelry, ladies’, men’s and children’s apparel and shoes, pre-recorded music and video, sporting goods, seasonal items, stationery and toys.  The Company’s smaller Duckwall stores offer a more limited selection of similar merchandise.  The Company is constantly evaluating the appropriate mix of merchandise to improve sales and gross margin performance. Corporate merchandising is provided to each store to ensure a consistent company-wide store presentation.  To facilitate long-term merchandising planning, the Company divides its merchandise into three core categories: primary, secondary, and convenience.  The primary core receives management’s primary focus, with a wide assortment of merchandise being placed in the most accessible locations within the stores and receiving significant promotional consideration.  The secondary core consists of categories of merchandise for which the Company maintains a strong assortment that is easily and readily identifiable by its customers.  The convenience core consists of categories of merchandise for which the Company maintains convenient (but limited) assortments, focusing on key items that are in keeping with customers’ expectations for a broad line retail store.  Secondary and convenience cores include merchandise that the Company feels is important to carry, as the target customer expects to find them within a broad line retail store and they ensure a high level of customer traffic.  The Company continually evaluates and ranks all product lines, shifting product classifications when necessary to reflect the changing demand for products.  In addition, the Company’s merchandising systems are designed to integrate the key retailing functions of seasonal merchandise planning, purchase order management, merchandise distribution, sales information and inventory maintenance and replenishment.  All of the Company’s ALCO stores have point-of-service computer terminals that capture sales information and transmit such information to the Company’s data processing facilities where it is used to drive management, financial, and supply chain functions.

Response:  As requested by the Staff, with regard to our expansion plans and the contingencies that might affect our expansion plans going forward, an example of the type of future disclosure that the Company currently intends to make is as follows:

Store Expansion.  The continued growth of the Company is dependent, in large part, upon the Company’s ability to open and operate new stores on a timely and profitable basis.  The Company currently intends to open fewer than 10 ALCO stores in fiscal 2011.  While the Company believes that adequate sites are currently available, the rate of new store openings is subject to various contingencies, many of which are beyond the Company’s control.  These material contingencies include:

•	the Company’s ability to hire, train, and retain qualified personnel;

•	the availability of adequate capital resources for us to purchase inventory, equipment, and fixtures and make other capital expenditures necessary for store expansion; and

•	the ability of our landlords and developers to find appropriate financing in the current credit market to develop property to be leased by the Company.

Historically, we have been able to hire, train, and retain qualified personnel and we anticipate being able to do so in the future.  In order to address this contingency, the Company has initiated an Assistant Manager Training Program whereby the Company provides general management training to manager candidates at monthly seminars held at the Company’s corporate offices.  We anticipate that this program will increase our ability to train and retain qualified personnel.  We currently believe that we will have the capital resources necessary to purchase the inventory, equipment, and fixtures, and to fund the other capital expenditures necessary for the store expansions.  If we lack such capital resources, however, it would limit our expansion plans and negatively impact our operations going forward.  The Company has been working closely with multiple developers and landlords that the Company believes have the financial resources to develop property to be leased by the Company and hold such property as a long-term investment in their portfolios.  If such developers and landlords do not have, and cannot obtain, the financial resources to develop and hold such property, it would limit our expansion plans and negatively impact our operations going forward.

Response:  Using the information from and as of the filing date of our Form 10-Q for the quarterly period ended November, 1, 2009, an example of the type of future disclosure that we intend to make in response to your comment about our store transformation project is as follows:

Recent Events.  The Company completed its store transformation project during June 2009.  The store transformation project involved two principal components: improving work processes and shrink reduction.  Improving work processes principally involved industrial engineering of work flow, stocking, cleanliness, and the efficient use of labor within our stores.  Shrink reduction principally involved improving paperwork processing and vendor receipts and returns processes, cashier monitoring, manager override monitoring, reducing customer and employee theft, and enhancing physical security.

For the quarter ended November 1, 2009, the Company achieved store level labor and benefit savings improvement of approximately $1.3 million due to improving work processes as a result of the store transformation project.  On an annualized basis, these results would produce store level labor and benefit savings improvement of approximately $5.1 million.  In addition, for the quarter ended November 1, 2009, the Company experienced an approximate $300,000 decrease in gross margin due to shrink increase.  Increases in shrink are contrary to the desired result of our store transformation project.  In order to address the increase in shrink that we experienced, the Company has implemented a Company-wide Shrink Awareness Program to devote additional efforts to improving paperwork processing, the vendor receipts and returns processes, cashier monitoring, and manager override monitoring, reducing customer and employee theft, and enhancing physical security.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

6.
We note your discussions under the headings, “Executive Summary,” “Objectives of Our Compensation Program,” and “How we Determine Compensation.”  Also, we note your statements that your executive compensation program philosophy is that executive compensation should be “directly linked to [your] mission, corporate performance and increased stockholder value” and that your program’s objectives are to “align compensation programs with [y]our business objectives and stockholders’ interests, to reward performance, to be externally competitive and internally equitable and to retain talent on a long-term basis.”  In future filings, please discuss in greater detail how you determine generally the amount of each compensation element to pay and your policies for allocating between cash and non-cash compensation and between long-term and currently paid out compensation.  See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.  Further, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Response:  As requested by the Staff, an example of the type of future disclosure that the Company currently intends to make in response to Comment 6 set forth in the Staff’s letter dated January 29, 2010, is as follows:

Compensation Objectives and Philosophy.  The Company’s executive compensation program is designed to accomplish the following objectives:

•	To attract and retain motivated executives who substantially contribute to the Company’s long-term success and the creation of stockholder value;

•	To reward executives when the Company performs financially or operationally well;

•	To align the financial interests of our executives with the interests of our stockholders; and

•	To be competitive with the Company’s industry without targeting or setting compensation at specific benchmark percentiles.

Our philosophy is to balance the named executive officers’ short-term compensation with long-term compensation in order to align their interests with the interests of our stockholders.  Within this framework, the Compensation Committee strives to maintain executive compensation that is fair, reasonable, and competitive.

Compensation Setting Process. Each year, the Compensation Committee approves executive compensation based upon a number of factors and reference points, and does not set executive compensation at specific benchmark percentiles or based on a formula-driven framework.  This enables the Compensation Committee to be responsive to the Company’s financial and operational performance, the competitive pay information within the Company’s industry, and the current dynamics of the labor market.  In approving the named executive officers’ individual pay components and total direct compensation, the Compensation Committee generally considers one or more of the following factors and reference points:

•	The Company’s financial and operational performance;

•	Historical compensation levels;

•	The role and responsibilities of the named executive officers;

•	Evaluations of the named executive officers’ performance;

•	Competitive pay information within the Company’s industry; and

•	Any recommendations of the Company’s Chief Executive Officer.

The Company does not have a specific policy, practice, or formula regarding the allocation of total direct compensation between (a) base salary and incentive awards, (b) cash performance bonus and equity incentive awards, or (c) total cash compensation and total equity incentive awards.

The Compensation Committee has not engaged a compensation consultant in recent years to assist it in designing and implementing the Company’s executive compensation program, but instead has relied on the experience of its members.  The Compensation Committee approves individual pay components and total direct compensation levels based upon its subjective judgment and discretion as to the overall fairness and competitiveness of the named executive officers’ compensation.

8.
You state that, to determine your named executive officers’ compensation, your compensation committee relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management, and informal surveys of the practices of companies whose businesses are deemed similar to yours.  Therefore, it appears that you benchmark total and component compensation of each officer’s position against one or more appropriate job matches from other companies.  In future filings, please elaborate upon the benchmarking data from these companies that you consider in your compensation program and explain their components in greater detail.  See Item 402(b)(2)(xiv) of Regulation S-K.  Please refer to the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under, “Regulation S-K,” (July 3, 2008).

Response:  As requested by the Staff, an example of the type of future disclosure that the Company currently intends to make in response to Comment 8 set forth in the Staff’s letter dated January 29, 2010, is as follows:

Peer Analysis. As indicated above, one of the factors that the Compensation Committee considers in setting executive compensation is competitive pay information within the Company’s industry.  The Compensation Committee compares the individual pay components (i.e., base salary, cash incentive awards, and long-term incentive awards) and total direct compensation (i.e., base salary, cash incentive awards, long-term incentive awards and all other compensation) of each of the named executive officer against a peer group of publicly traded retail companies (the “Peer Group”).  The retail companies comprising the Peer Group were:

• Dollar General Corporation	• Family Dollar Stores, Inc.
• Target Corporation	• Fred’s Inc.

The Compensation Committee selected these companies because they are in the same industry as the Company and the Company believes that it competes with these companies for employee talent.  The Compensation Committee elected not to use the peer group utilized in the Company’s stock performance graph for purposes of assessing executive compensation, as the Compensation Committee believes the above companies better represent the Company’s direct competitors for employee talent.  All of the above peer companies are much larger than the Company in terms of assets, revenues, and market capitalization.  The Compensation Committee realizes this size disparity and takes the disparity into account when reviewing the Peer Group in the context of evaluating and setting the individual pay components and total direct compensation of the named executive officers.  Furthermore, the Compensation Committee believes that designing its executive compensation program to be competitive with the Peer Group promotes the Company’s recruitment and retention efforts.

Notwithstanding the above, the Compensation Committee does not target or set executive compensation to specific benchmark percentiles.  The competitive pay information derived from the Peer Group is one of a number of factors and reference points used by the Compensation Committee, which other factors and reference points include the Company’s financial and operational performance; historical compensation levels; the role and responsibilities of the named executive officers; evaluations of the named executive officers’ performance; and any recommendations of the Company’s Chief Executive Officer.  The competitive pay information is not, by itself, material to the Compensation Committee’s determination of the individual pay components and total direct compensation of the named executive officers.  The same is true for the other factors and reference points listed above.  Consequently, depending upon one or more of these other factors and reference points, a named executive officer’s individual pay components and total direct compensation may be below, within, or above the median of the competitive pay information.

The Compensation Committee approves individual pay components and total direct compensation levels based upon its subjective judgment and discretion as to the overall fairness and competitiveness of the named executive officers’ compensation.  The peer analyses helps to provide the Compensation Committee the framework necessary to make these determinations, as well as to assist it in determining whether the named executive officers’ compensation levels will accomplish the objectives of the Company’s executive compensation program.

9.
Also, you state that you utilize benchmarking data from “companies whose business is deemed similar” to yours by the compensation committee, including Dollar General Corporation, Target Corporation, Family Dollar Stores, Inc., and Fred’s Inc.  In future filings, please discuss the reasons that you believe these companies are similar and provide an appropriate comparison to you.

Response:  For an example of the type of future disclosure that the Company currently intends to make in response to Comment 9 set forth in the Staff’s letter dated January 29, 2010, see the Company’s response to Comment 8 above (beginning on page 9 hereof).

22.
We note your disclosure that you have a written Code of Conduct and Ethics that requires prior audit committee approval before your directors and executive officers engage in an activity that conflicts with his or her duties to you, and we note the examples you provide regarding the types of transactions covered by your policy.  Also, we note that your internal counsel reviews solicited information about transactions between you and your directors and executives, you and their immediate family members, and you and affiliated entities “to determine whether any transaction is subject to disclosure under applicable rules” and presents that information to the board “with its assessment of each director’s independence.”  In future filings, please describe in greater detail this policy and any other policies and procedures for the review, approval, or ratification of related party transactions in a manner consistent with Item 404(b) of Regulation S-K.  In this regard, the policy required by Item 404(b) should be specific to transactions and parties subject to Item 404(a) of Regulation S-K.

Response:  As requested by the Staff, an example of the type of future disclosure that the Company currently intends to make in response to Comment 22 set forth in the Staff’s letter dated January 29, 2010, is as follows:

Related Person Transaction Policies and Procedures.  The Board of Directors recently adopted a written Related Person Transaction Policy that is consistent with the requirements of Item 404 of Regulation S-K.  Under the terms of this policy, the Audit Committee will review and pre-approve any “Related Person Transaction” (as defined below), based on whether the proposed transaction is in the best interests of the Company and its stockholders.  A “Related Person Transaction” is any transaction in which (1) the Company was or is to be a participant; (2) the amount involved exceeds $120,000; and (3) a “related person” (as described below) has or will have a direct or indirect material interest.  For purposes of this policy, in general, a “related person” includes the directors, director nominees, and executive officers of the Company, beneficial owners of more than 5% of the Company’s common stock, and the respective immediate family members of all such persons.

In making the determination of whether a Related Person Transaction is in the best interests of the Company and its stockholders, the Audit Committee takes into account, among other factors it deems appropriate:

•	The extent of the related person’s interest in the transaction;

•	Whether the transaction is on terms generally available to an unaffiliated third-party under the same or similar circumstances;

•	The benefits to the Company;

•	Any impact or potential impact on a director’s independence;

•	The availability of other sources for comparable products or services; and

•	The terms of the transaction.

Additionally, any Related Person Transaction entered into by the Company will be periodically reassessed by the Audit Committee to ensure its continued appropriateness.  The Audit Committee will oversee, as appropriate and as required by federal securities laws, the Company’s disclosure concerning Related Person Transactions.

Form 10-K for the Year Ended February 1, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and..., page 12

2.
We note your response to comment two in our letter dated January 29, 2010.  In the example of future disclosure you provided us, you state that improved vendor considerations were driven by increased purchases and new vendors participating in the vendor consideration program.  Please tell us the underlying causes of the increased purchases and new vendors participating in the vendor consideration program and disclose similar information in future filings.

Response:  In the fourth quarter of fiscal 2008, we instituted an inventory purchasing hold, meaning that we did not purchase any inventory from vendors during the fourth quarter of 2008.  As a result, purchases from vendors in 2008 were significantly below historic levels and vendors were less likely to grant us considerations, such as rebates, promotional allowances, and discounts.  We lifted the inventory purchasing hold during the first quarter of 2009 due to the need to replenish our inventory that had been diminished as a result of the inventory purchasing hold and ended fiscal 2009 with $18.1 million more inventory than at the end of fiscal 2008.  As a result of the increased inventory purchases from vendors, during fiscal 2009, vendors were more willing to grant us vendor considerations.

Additionally, in fiscal 2009 more vendors participated in our vendor consideration program.  The increased number of vendors participating in our vendor consideration program resulted from (1) management inviting and encouraging more vendors to participate in the vendor consideration program, (2) increased efforts by the Company to purchase inventory primarily from vendors who participate in the vendor consideration program, and (3) an increased willingness by vendors to participate in the vendor consideration program due to the Company’s increased inventory purchases described above.

As a result of the increased number of vendors participating in the vendor consideration program, and the increased vendor considerations due to increased purchases from vendors described above, vendor considerations increased from $9.3 million in fiscal 2008 to $10.1 million in fiscal 2009.

As requested by the Staff, to the extent applicable, the Company will make similar disclosures in its future filings.

Definitive Proxy Statement on Schedule 14A

How we Determine Compensation

3.
We note your response to comment eight in our letter dated January 29, 2010.  In that response, you state that, if and to the extent, you use compensation data of other companies as a material factor in setting your named executive officers’ compensation, you will discuss this process in greater detail in your future filings by disclosing the names of any peer companies, your reasons for selecting these peer companies, the components of any competitive pay data that you use, and how you use this competitive pay data.  Please tell us this information regarding the year ended February 1, 2009.

Response: For a discussion of the information requested in this Comment 3, see the Company’s response under Comment 1 above to Comment 8 in the Staff’s letter dated January 29, 2010 (beginning on page 9 hereof).

Annual Cash Incentive

4.
We note your responses to comments 12 and 13 in our letter dated January 29, 2010.  Please tell us why you did not approve any contractual bonuses for fiscal 2009.  If you did not approve these bonuses because you failed to meet certain targets, please tell us those targets and your actual results.

Response:  As noted under the section entitled “Employment Agreements” in the Company’s Definitive Proxy Statement filed with the SEC on May 8, 2009, the Company has entered into an employment agreement with each of its named executive officers.  These employment agreements generally provide that each named executive officer will receive a bonus based on the Company’s return on equity (“ROE”), subject to certain conditions.  These bonus provisions and the application of such bonus provisions with regard to 2009 cash incentive compensation are described below.

Lawrence Zigerelli and Jane F. Gilmartin.  The Company entered into employment agreements with Mr. Zigerelli and Ms. Gilmartin on July 1, 2008, and July 24, 2008, respectively.  In order to entice Mr. Zigerelli and Ms. Gilmartin to enter into such employment agreements, the Compensation Committee included in their employment agreements defined bonus amounts based on specified ROE targets for two performance periods.  These defined bonus amounts were determined through the course of arms-length negotiations of their employment agreements.  As part of these negotiations, the Compensation Committee considered Mr. Zigerelli’s and Ms. Gilmartin’s role and responsibilities within the Company and analyzed the terms of the same or similar arrangements for comparable executives employed by one or more of the retail companies in our Peer Group and other published compensation survey data, including the Report of the NACD Blue Ribbon Commission on Executive Compensation and the Role of the Compensation Committee, but the defined bonus amounts were ultimately set in the Compensation Committee’s subjective judgment and discretion as to the overall fairness and competitiveness of their compensation and was not based on a formula-driven framework.

The first performance period began on August 4, 2008, and ended on August 2, 2009.  The second performance period began on August 3, 2009, and will end on August 1, 2010.  Mr. Zigerelli’s and Ms. Gilmartin’s employment agreements each provide that they will receive a bonus based on the Company’s ROE (as defined below) for the applicable performance period as follows:

ROE	Amount of Bonus
7.49% or less	No Bonus
7.5% to 9.99%	50% of base salary
10% to 12.49%	75% of base salary
12.5% to 14.99%	100% of base salary
15% to 17.49%	125% of base salary
17.5% or more	150% of base salary

As set forth in the employment agreements, “ROE” means, for any 12-month period, earnings from continuing operations before discontinued operations for such period, excluding cumulative changes in accounting and one-time termination benefits recognized in accordance with FAS 146, divided by the stockholders’ equity at the end of the immediately preceding 12-month period.  The Compensation Committee selected the performance measure of ROE to focus the named executive officers on creating long-term stockholder value, aligning the named executive officers’ financial interests with the interests of the Company’s stockholders.

For the performance period ended on August 2, 2009, the Company’s ROE was 0.89%.  Because this amount was below 7.49%, neither Mr. Zigerelli nor Ms. Gilmartin received an ROE-based bonus, as described in their employment agreements, for the performance period ended on August 2, 2009.

All Other Named Executive Officers.  The Company has also entered into employment agreements with each of the other named executive officers.  These employment agreements generally provide that the named executive officer will receive an annual bonus based on the Company’s return on equity for the applicable fiscal year, subject to certain conditions.

The terms of the other named executive officers’ employment agreements established the following bonus levels, expressed as a percentage of the respective officer’s base salary:

Named Executive Officer	Bonus Level
Bruce C. Dale	50% of base salary
Donny R. Johnson	35% of base salary
Tom L. Canfield, Jr.	30% of base salary
James M. Spencer	35% of base salary
John R. Sturdivant	35% of base salary
Phillip D. Hixon	30% of base salary
Jon A. Ramsey	25% of base salary

The above bonus levels were determined through the course of arms-length negotiations of the other named executive officers’ employment agreements.  As part of these negotiations, the Compensation Committee considered each respective officer’s role and responsibilities within the Company and analyzed the terms of the same or similar arrangements for comparable executives employed by one or more of the retail companies in our Peer Group and other published compensation survey data, but the bonus levels were ultimately set in the Compensation Committee’s subjective judgment and discretion as to the overall fairness and competitiveness of such officer’s compensation and was not based on a formula-driven framework.  The Compensation Committee also believes that our named executive officers’ financial interests should be aligned with our stockholders’ interests and that individuals with greater roles and the ability to directly impact the Company’s financial and operating performance should have a greater percentage of their compensation at risk, and therefore, the Compensation Committee allocated larger percentages to Messrs. Dale, Johnson, Spencer, and Sturdivant than were allocated to the other named executive officers.

For fiscal 2009, the Compensation Committee did not establish a return on equity target (or any other annual cash incentive award target) because the Compensation Committee was unable to determine an appropriate return on equity target or other incentive award target for fiscal 2009.  Consequently, the Company did not payout a return on equity based bonus to Messrs. Dale, Johnson, Canfield, Spencer, Sturdivant, Hixon or Ramsey in fiscal 2009.

Long Term Incentives

5.
We note your response to comment 14 in our letter dated January 29, 2010.  Please tell us the named executive officers to whom you granted stock options in fiscal 2009 and the reasons that you awarded each specific amount of options to each named executive officer.

Response: In fiscal 2009, the Compensation Committee granted stock options to the named executive officers as follows:

Named Executive Officer	Stock Options Awarded
Lawrence J. Zigerelli	110,000
Bruce C. Dale	-
Jane F. Gilmartin	60,000
Donny R. Johnson	20,000
Tom L. Canfield, Jr.	10,000
James M. Spencer	30,000
John R. Sturdivant	-
Phillip D. Hixon	10,000
Jon A. Ramsey	10,000

Stock options granted to Messrs. Zigerelli and Spencer and Ms. Gilmartin were made pursuant to their employment agreements in connection with the commencement of their employment with the Company during fiscal 2009. Messrs. Dale and Sturdivant did not receive stock options in fiscal 2009 because their employment with the Company was terminated prior to the Compensation Committee awarding stock options to the named executive officers in fiscal 2009.

The number of stock options awarded to the named executive officers in fiscal 2009, whether set forth in an employment agreement or not, was determined by the Compensation Committee in its subjective judgment and discretion as to the overall fairness and competitiveness of such officer’s long-term incentive compensation and was not based on a formula-driven framework.  As part of its deliberations in approving the stock option awards, the Compensation Committee considered (1) the need to align the financial interests of the named executive officers with the Company’s stockholders, (2) each respective officer’s role and responsibilities within the Company, and (3) as applicable, the number of stock options awarded to each named executive officer in prior years.  Based on the philosophy that individuals with greater roles and the ability to directly impact the Company’s financial and operating performance and long-term results should have a greater percentage of their compensation at risk, the Compensation Committee granted a larger stock option award to Mr. Johnson than to Messrs. Canfield, Hixon, and Ramsey.

This concludes the Company’s responses to the Staff’s comments.  The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to call me at (785) 263-3350 or Brett C. Bogan, the Company’s General Counsel, at (913) 451-5137.

Sincerely,
/s/ Donny R. Johnson
Donny R. Johnson
Executive Vice President - Chief Financial Officer
Duckwall-ALCO Stores, Inc.

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